Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 10, 2017

Via EDGAR

Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Jill Intermediate LLC

Registration Statement on Form S-1

Originally Submitted October 21, 2016

CIK No. 0001687932

Ladies and Gentlemen:

On behalf of our client, Jill Intermediate LLC (to be converted into a Delaware corporation prior to the completion of the offering to which the Registration Statement referred to below relates) (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the draft Registration Statement on Form S-1 which was initially submitted on a confidential basis to the Securities and Exchange Commission (the “Commission”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on October 21, 2016.

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from John Reynolds, dated January 30, 2017 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

The Company has asked us to convey the following as its responses to the Staff:

Exhibit 10.4, page II-2

1.	We note Schedules 1-14 of the Form of Security Agreement in Exhibit 10.4 contain several brackets. Please advise us if the brackets contain information. See Rule 406 of Regulation C in the event you seek confidential treatment for certain information.

Response to Comment 1

The Company respectfully advises the Staff that the brackets contained in Schedules 1-14 of the Form of Security Agreement included in Exhibit 10.4 to the Registration Statement do not contain information. The Form of Security Agreement is an exhibit to the Company’s Term Loan Credit Agreement and is attached to the Term Loan Credit Agreement as an agreed upon form, with Schedules 1-14 containing empty brackets in the executed version of the Term Loan Agreement.

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If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3309 or Brendan K. Christian at (212) 373-3111.

Sincerely,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	David Biese

Jill Intermediate LLC

Marc D. Jaffe, Esq.

Ian D. Schuman, Esq.

Latham & Watkins LLP